Filed by Chardan NexTech Acquisition 2 Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chardan NexTech Acquisition 2 Corp.

Commission File No.: 001-40730

Dragonfly Energy Strengthens Partnership with Keystone RVs

Dragonfly batteries to be provided on all Keystone brand units through end of year

RENO, NEVADA (September 27) – Dragonfly Energy Corp. (“Dragonfly”), an industry leader in energy storage and producer of deep cycle lithium-ion storage batteries, today announced a further strengthening of its established business relationship with Keystone RV, the largest Towable RV Manufacturer in the U.S. Customers can now expect to have Dragonfly Energy Lithium-Ion batteries included on all Keystone units shipped through the end of 2022. This arrangement strengthens Keystone’s previously announced exclusive agreement to provide Dragonfly Energy batteries as standard or optional OEM equipment on all Keystone RV travel trailers and fifth-wheels. The Dragonfly-Keystone relationship continues to value to customers, ensuring every Keystone RV that ships out through the end of year will have Dragonfly Energy’s Lithium-Ion batteries on board.

“Keystone RV has long been on the forefront of technology development for their units, which is why this partnership is so ideal,” said Denis Phares, CEO of Dragonfly Energy. “Keystone RV's numerous award-winning brands are embracing Dragonfly’s battery storage products that improve the RV’ing experience for their customers, and we’re excited to be an integral part of that.”

“This strategic partnership with Dragonfly Energy shows our commitment to setting the standard in our industry for providing top energy storage solutions for all of our customers,” said Jeff Runels, President & CEO of Keystone RV. “Ultimately, it’s about creating the best product and customer experience possible, and the inclusion of Dragonfly Energy batteries takes our units to that next level to elevate the RV experience for our customers overall.”

As environmentally safe, high performance and maintenance free products, Dragonfly Energy Lithium-ion batteries have changed the way the RV industry looks at energy storage. Dragonfly products are outperforming replacements for traditional lead-acid batteries with a 10-times longer lifespan, 3-times the power, 5-times the energy density, and 5-times the charging speed. Engineered, designed, and tested for quality control all under one facility in the USA, Dragonfly Energy holds high confidence in the reliability and performance of their product line, proud to alleviate battery anxiety for Keystone customers while traveling.

About Dragonfly

Dragonfly Energy Corp., headquartered in Reno, Nevada, is a leading supplier of deep cycle lithium-ion batteries. Dragonfly’s research and development initiatives are revolutionizing the energy storage industry through innovative technologies and manufacturing processes. Today, Dragonfly’s non-toxic deep cycle lithium-ion batteries are displacing lead-acid batteries across a wide range of end-markets, including RVs, marine vessels, off-grid installations, and other storage applications. Dragonfly is also focused on delivering an energy storage solution to enable a more sustainable and reliable smart grid through the future deployment of the Company’s proprietary and patented solid-state cell technology. To learn more, visit www.dragonflyenergy.com/investors.

Dragonfly previously announced an agreement for a business combination with Chardan NexTech Acquisition 2 Corp. (“CNTQ”) (Nasdaq: CNTQ), which is expected to result in Dragonfly becoming a public company listed on the Nasdaq Stock Exchange under the new ticker symbol “DFLI” in the second half of 2022, subject to customary closing conditions.

About Keystone RV

An operating company under the umbrella of THOR Industries, Keystone RV Company is the #1 manufacturer of towable RVs in North America. Focused on helping owners Camp Better™, Keystone offers a wide range of RVs including single-axle minis, ultra-lightweight travel trailers, luxury travel trailers, fifth wheels, and toy haulers. Keystone brands include Montana, Montana High Country, Alpine, Avalanche, Cougar, Cougar Half-ton, Alpine, Outback, Sprinter, Passport, Bullet, Premiere, Springdale, Hideout, Fuzion, Raptor and Carbon. Headquartered in Goshen, Indiana, Keystone has manufacturing facilities in Goshen and Pendleton, Oregon as well as more than 1,000 dealer locations throughout the U.S. and Canada. For more information on Keystone RV, visit KeystoneRV.com.

About Chardan NexTech Acquisition 2 Corp.

Chardan NexTech Acquisition 2 Corp. (Nasdaq: CNTQ) is a blank check company led by its Chairman of the Board of Directors, Kerry Propper, its Chief Executive Officer and Director, Jonas Grossman, and its Chief Financial Officer and Director, Alex Weil. The company was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses. The Company has focused its search for a target business operating in disruptive technologies. To learn more, visit https://www.cnaq.com/.

Additional Information and Where to Find It

This press release relates to a proposed transaction between CNTQ and Dragonfly. CNTQ has filed a registration statement on Form S-4 with the SEC, which is subject to change and includes a document that serves as a prospectus and proxy statement of CNTQ, referred to as a proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to all CNTQ stockholders. CNTQ has also filed other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CNTQ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CNTQ through the website maintained by the SEC at www.sec.gov.

The documents filed by CNTQ with the SEC also may be obtained by contacting Chardan NexTech Acquisition 2 Corp. at 17 State Street, 21st Floor, New York, New York 10004, or by calling (646) 465-9001.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Dragonfly, CNTQ and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from CNTQ’s shareholders in connection with the proposed business combination. A list of the names of such persons and information regarding their interests in the proposed business combination are contained in the definitive proxy statement/prospectus. You may obtain free copies of these documents free of charge by directing a written request to CNTQ or Dragonfly. The definitive proxy statement will be mailed to CNTQ’s shareholders as of a record date to be established for voting on the proposed business combination when it becomes available.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this press release, including statements as to the transactions contemplated by the business combination and related agreements, future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Dragonfly, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors (some of which are beyond the control of Dragonfly or CNTQ) which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by CNTQ and its management, and Dragonfly and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Dragonfly, CNTQ, the combined company or others following the announcement of the business combination and the transactions contemplated thereby; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of CNTQ, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq's listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Dragonfly as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination; 8) ability of Dragonfly to successfully increase market penetration into its target markets; 9) the addressable markets that Dragonfly intends to target do not grow as expected; 10) the loss of any key executives; 11) the loss of any relationships with key suppliers including suppliers in China; 12) the loss of any relationships with key customers; 13) the inability to protect Dragonfly’s patents and other intellectual property; 14) the failure to successfully optimize solid state cells or to produce commercially viable solid state cells in a timely manner or at all, or to scale to mass production; 15) costs related to the business combination; 16) changes in applicable laws or regulations; 17) the possibility that Dragonfly or the combined company may be adversely affected by other economic, business and/or competitive factors; 18) Dragonfly’s estimates of its growth and projected financial results for 2022 and 2023 and meeting or satisfying the underlying assumptions with respect thereto; 19) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of CNTQ’s securities; 20) the risk that the transaction may not be completed by CNTQ’s business combination deadline (as may be extended pursuant to CNTQ’s governing documents); 21) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof and the Russian/Ukrainian conflict, and any resulting effect on business and financial conditions; 22) inability to complete the PIPE investment, the term loan and equity line (ChEF) in connection with the business combination; 23) the potential for events or circumstances that result in Dragonfly’s failure to timely achieve the anticipated benefits of Dragonfly’s customer arrangements with Thor; and 24) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CNTQ’s Form S-1 (File Nos. 333-252449 and 333-253016), Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Report on Form 10-Q for the three months ended June 30, 2022 and registration statement on Form S-4 (File No. 333-266273) filed with the SEC on July 22, 2022, as amended, which is subject to change and will include a document that serves as a prospectus and proxy statement of CNTQ, referred to as a proxy statement/prospectus and other documents filed by CNTQ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither CNTQ nor Dragonfly gives any assurance that either CNTQ or Dragonfly or the combined company will achieve its expected results. Neither CNTQ nor Dragonfly undertakes any duty to update these forward-looking statements, except as otherwise required by law. For additional information, see “Risk Considerations” in the investor presentation, filed in a Current Report on Form 8-K by CNTQ with the SEC and available at www.sec.gov.

No Offer or Solicitation

This press release and the information contained therein are not intended to and do not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Dragonfly Contacts:

Investor Relations

Sioban Hickie, ICR, Inc.

DragonflyIR@icrinc.com

Media

Zach Gorin, ICR, Inc.

DragonflyPR@icrinc.com